FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            For the month of April 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

JE trials fully recruited


Acambis completes enrolment of Phase 3 JE vaccine trials ahead of schedule

Cambridge, UK and Cambridge, Massachusetts - 19 April 2006 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces that it has completed enrolment into two pivotal Phase 3 trials of its investigational vaccine against Japanese encephalitis (JE), ChimeriVax-JE, ahead of schedule. With this milestone met, Acambis remains on track for preparing the ChimeriVax-JE licence applications for submission in India and Australia in 2007.


More than 2,800 healthy adults are involved in the two Phase 3 trials, which are designed to provide comprehensive safety data and to evaluate the neutralising antibody responses of a single-dose of ChimeriVax-JE compared to JE-VAX(R), a licensed three-dose JE vaccine. The multi-centre trials were initiated in November 2005 and are being conducted in Australia and the US.


Acambis' Chief Executive Officer Gordon Cameron commented:


"We are making rapid progress towards our goal of submitting licence applications for Australia and India next year. With enrolment into the Phase 3 trials completed earlier than planned, we have taken an important step toward addressing the unmet medical need for a convenient, single-dose and affordable vaccine for travellers and endemic populations where JE is an ever-present threat."


In 2005, a JE epidemic in northern India and Nepal caused 1,200 deaths, mostly in children. Acambis plans to initiate a Phase 2 paediatric trial of ChimeriVax-JE in India, where children are the primary population in need of a JE vaccine, in the second quarter of 2006.

Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:

David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113

Notes to editors:


Japanese encephalitis

Japanese encephalitis is a virus transmitted to humans by mosquitoes and is the leading cause of childhood encephalitis and viral encephalitis in Asia. Last year, a JE epidemic affecting areas of northern India and Nepal, resulted in 6,340 cases and more than 1,200 deaths, mostly of children. Every year, there are an estimated 30,000 to 50,000 cases of JE, approximately 25-30% of which are fatal; a high proportion of survivors are left with serious neurological impairment1.


ChimeriVax-JE

Acambis is developing the ChimeriVax-JE vaccine using its proprietary ChimeriVax technology, which was originally developed in collaboration with St. Louis University. The ChimeriVax technology is also the basis for Acambis' vaccine candidates against West Nile and dengue, both of which are currently in Phase 2 clinical trials.


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 19 April 2006                          ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.